REICH & TANG FUNDS
                                                REICH & TANG DISTRIBUTORS, INC.
                                                600 Fifth Avenue
                                                New York, New York  10020-2302
                                                T 212 830-5200
                                                F 212 265-8626

October 16, 2008

Christina DiAngelo
Senior Staff Accountant
U.S. Securities and Exchange Commission
Division of Investment Management
Office of Disclosure and Review
100 F Street, NE
Washington, D.C., 20549-4720

Re: Reich & Tang Funds -- Financial Filings

Dear Ms. DiAngelo,

This letter is written in response to your comments, provided to us on September 22, 2008 during a conference telephone call, in connection with your routine, periodic review of the recent financial filings (e.g., Forms N-Q, N-CSR) for the following funds (collectively, the "Funds" ) managed by Reich & Tang Asset Management LLC ("RTAM"):

         California Daily Tax-Free Income Fund, Inc.  (811-04922)
         Connecticut Daily Tax Free Income Fund, Inc. (811-04265)
         Daily Income Fund (811-08312)
                o  Money Market Portfolio
                o  U.S. Treasury Portfolio
                o  U.S. Government Portfolio
                o  Municipal Portfolio

         Florida Daily Municipal Income Fund (811-08654)
         New Jersey Daily Income Fund, Inc. (811-06152)
         New York Daily Tax Free Income Fund, Inc. (811-03955)
         Tax Exempt Proceeds Fund, Inc. (811-05698)

Each individual response below is preceded by a summary of the SEC comment.

SEC COMMENTS and RTAM RESPONSES

Form N-Q: Tax Disclosures
-------------------------

     1. On all subsequent Forms N-Q for the Funds, please state in a footnote the following amounts based on cost for Federal income tax purposes:
          (a) aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost; (b) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value; (c) the net

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                                                             Reich & Tang Funds

          unrealized appreciation or depreciation; and (d) the aggregate cost of securities for Federal income tax purposes. (See Regulation S-X, Rule 12-12, footnote 8.) No restatement of previously filed Forms N-Q is required as a result of this comment.

          Beginning with the Forms N-Q that were filed by the Funds for the quarter ended July 31, 2008, we have disclosed the total amortized cost on the Schedule of Investments with a footnote that states "Aggregate cost for federal income tax purposes is identical. All securities are valued at amortized cost, and, as a result, there is no unrealized appreciation or depreciation."

Form N-Q: FAS 157
-----------------

     2. Consistent with a previous comment provided by Jaime Eichen of the Securities and Exchange Commission ("SEC") on June 28, 2008 with respect to the Forms N-Q for the Delafield Fund, Inc. and the California Daily Tax-Free Income Fund, Inc. as at March 31, 2008, please ensure that all subsequent Forms N-Q contain the appropriate disclosures as required by the application of FAS 157. No restatement of previously filed Forms N-Q is required as a result of this comment.

          Beginning with the Forms N-Q that were filed for the quarter ended June 30, 2008, we have included the appropriate FAS 157 disclosures.

Form N-CSR : California Daily Tax Free Income Fund
--------------------------------------------------

     3.   Please  resubmit  the  annual  Form  N-CSR  for the  California  Daily
          Tax-Free Income Fund, Inc. for the year ended December 31, 2007. Several of the required information fields appear to have been inadvertently excluded from the EDGAR filing.

          The annual Form N-CSR for the California Daily Tax-Free Income Fund, Inc., for the year ended December 31, 2007, was resubmitted on September 22, 2008. The accession number is (0000806620-08-000049).

Form N-CSR: Code of Ethics
--------------------------

     4. On all subsequent annual Forms N-CSR for the Funds, in Item 2, please state explicitly whether during the period there were any amendments to the Code of Ethics and whether a waiver was granted from a provision of the Code of Ethics for a key officer. No restatement of previously filed Form N-CSR is required as a result of this comment.

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                                                             REICH & TANG FUNDS

          On all subsequent annual Forms N-CSR for the Funds, in Item 2, we will state explicitly whether during the period there were any amendments to the Code of Ethics and whether a waiver was granted from a provision of the Code of Ethics for a key officer. The first Fund to include this additional disclosure in its annual Form N-CSR will be Florida Daily Municipal Income Fund (August 31, 2008 fiscal year-end).

Form N-CSR: Tax Fees
--------------------

     5. On all subsequent annual Forms N-CSR for the Funds, in Item 4, please describe in more detail the nature of the services comprising "tax fees" in a footnote disclosure. No restatement of previously filed forms is required as a result of this comment.

          On all subsequent annual Forms N-CSR for the Funds, in Item 4, we will describe in more detail the nature of the services comprising "tax fees" in a footnote disclosure. The first Fund to include this additional disclosure in its annual Form N-CSR will be Florida Daily Municipal Income Fund (August 31, 2008 fiscal year-end).

Form N-CSR: Tax Exempt Proceeds Fund
------------------------------------

     6. The most recent annual Form N-CSR for the Tax Exempt Proceeds Fund, Inc. ("TEP Fund") did not disclose the tax nature of the TEP Fund dividends in the body of the notes to the financial statement. Rather, the tax nature of the dividend distributions was disclosed in an unaudited section of the Form N-CSR filing for TEP Fund. On all subsequent Form N-CSR filings for the TEP Fund, please ensure that the tax nature of the dividend distributions is disclosed in the audited section as part of the notes to the financial statements. No restatement of previously filed Forms N-CSR is required as a result of this comment.

          In all subsequent Form N-CSR filings for the TEP Fund, we will disclose the tax nature of the dividend distributions in the audited section as part of the notes to the financial statements.

Form N-CSR: Suggestions for Best Practices
------------------------------------------

     7. Although not prescribed by a particular rule, the Funds are encouraged to adopt the following practices with respect to financial disclosures, included in Form N-CSR filings of other mutual fund companies, which are considered "best practices":

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                                                             REICH & TANG FUNDS

     a.   Disclose permanent differences in the tax footnote.

          In our previous Form N-CSR filings for the Funds listed above, we have routinely disclosed permanent differences that resulted in re-classifications between undistributed income and net capital/shares in the tax section of the notes to the financial statements (e.g., expiration of capital loss carryforwards). Pursuant to your comment, we will also include a tax-basis reconciliation between net assets and net capital/shares, which will contain disclosure of cumulative permanent differences. The first Fund to include this additional disclosure in its annual Form N-CSR will be Florida Daily Municipal Income Fund (August 31, 2008 fiscal year-end).

     b. Include in the notes to the financial statements the items that comprise "Payable to Affiliates" on the Statement of Assets and Liabilities, by affiliate.

          As noted during the conference call, we had already begun including the items that comprise "Payable to Affiliates" in the notes to the financial statements. The first Form N-CSR to include such disclosure was the annual filing for New York Daily Tax Free Income Fund, Inc. (May 31, 2008 fiscal year-end).

We understand that the Funds are responsible for the adequacy and accuracy of the disclosure in the filings referred to above and that SEC Staff ("Staff") comments or changes to disclosures in response to Staff comments on the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings. Further, we understand that the Funds may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments regarding this letter, please call the undersigned at (212) 830-5317.

Sincerely,

/s/Joseph Jerkovich

Joseph Jerkovich
Senior Vice President and Chief Financial Officer
Reich & Tang Asset Management, LLC
(Treasurer and Assistant Secretary of each of the Funds)

cc: Naomi Friedland-Wechsler

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